

October 26, 2023

Steven Richards
Chief Executive Officer
Shimmick Corporation
530 Technology Drive
Suite 300
Irvine, CA 92618

>   **Re: Shimmick Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 23, 2023**
>   **File No. 333-274870**

Dear Steven Richards:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Our Projects, page 6

1.   We note your revised disclosure on page 8. Please clarify the basis for the forecast that $60 billion will be invested for water infrastructure per year.

Recent Developments, page 11

2.   We note that you have attributed the expected net income for the three months ended September 29, 2023, to be primarily driven by a significant gain on the sale of non-core business contracts. Given the potentially significant gain on sale included in your preliminary estimates, please explain to us how you determined your disclosure provides investors sufficient information to understand your estimated results of operations.

Specifically, please tell us how you considered the need to disclose the amount of the gain recognized from the sale of non-core business contracts and/or a range of estimated operating expenses.

Please contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Davis, Esq.